SKY Harbor Capital Management, LLC

Code of Ethics

CODE OF ETHICS; PERSONAL TRADING

1.	General

In compliance with Rule 204A-1 of the Advisers Act, SKY Harbor has adopted this Code of Ethics in order to establish the standard of conduct expected of all Supervised Persons in light of the Firm’s duties to its clients. It also establishes reporting and other requirements for personal securities transactions. The GC-CCO may designate such deputy compliance officers as the GC-CCO may deem necessary or appropriate to fulfill the responsibilities of the GC-CCO under this Code of Ethics.

SKY Harbor sub-advises the Westwood Short Duration High Yield Fund and the Westwood Opportunistic High Yield Fund, both of which are registered investment companies (mutual funds) under the Investment Company Act of 1940, as amended (“ICA”). Accordingly, SKY Harbor employees are also subject to the standards of conduct set forth in Rule 17j-1 of the Act, pertaining to the personal investment activities of investment company personnel.

Material changes to the Code of Ethics must be approved by the Board of Managers of SKY Harbor. In addition, pursuant to Rule 17j-1(c)(1)(ii), the board of directors of the mutual funds that SKY Harbor advises must approve any material changes to this Code of Ethics no later than six months after adoption of the material change.

2.	Fiduciary Standard of Conduct

SKY Harbor and its members, directors, officers, principals, partners, agents and employees have a fundamental obligation to act in the best interests of our clients and to provide investment advice in our clients’ best interests. SKY Harbor owes its clients a duty of undivided loyalty and utmost good faith, which includes a responsibility to treat clients fairly and avoid actual or apparent conflicts of interest.

The purpose of this fiduciary duty is to eliminate conflicts of interest and to prevent overreaching by the Firm or taking unfair advantage of a client’s trust. Because this responsibility applies to everyone, all Supervised Persons, managers and supervisors must make certain that each employee is aware of the obligation.

Accordingly, Supervised Persons and all other employees of the Firm must act at all times in accordance with the Firm’s fiduciary duty to the Funds and advisory clients. Each Supervised Person should (i) at all times place the interests of the Firm’s clients before his or her own interests, (ii) act with honesty and integrity with respect to its clients and Fund investors, (iii) never take inappropriate advantage of his or her position for his or her personal benefit, (iv) seek to eliminate or at least disclose, all conflicts of interest that may prevent, discourage, or impair him or her – consciously or unconsciously – from rendering disinterested and unbiased advice, (v) make full and fair disclosure of all material facts, particularly where the Firm’s or Supervised Person’s interests may conflict with the Fund’s or client’s (generally, facts are “material” if a reasonable investor would consider them important), and (vi) have a reasonable, independent basis for his or her investment advice.

Although this Code of Ethics sets forth several specific guidelines and procedures, any Supervised Person who has a question about a specific conflict of interest, potential conflict of interest or any other situation, whether it appears in compliance with the letter of the law, this Code of Ethics and/or the Manual, should consult the GC-CCO.

All Supervised Persons are expected to be familiar and comply with the laws and regulations applicable to their day-to-day responsibilities, including U.S. federal securities laws and regulations. Employees of SKY GmbH are similarly expected to be familiar and comply with the laws and regulations applicable to the conduct of their business in all jurisdictions. If a Supervised Person has any question with respect to any such law or regulation, he or she should consult this Code of Ethics, the Manual or the GC-CCO.

3.	Reporting Violations

Supervised Persons must report any violations of this Code of Ethics promptly to the GC-CCO.

The Firm has established an online application that permits any employee to report violations or submit suggestions to the GC-CCO on a completely anonymous basis. All employees are encouraged to use the application when appropriate.

4.	Personal Securities Transactions

In order to avoid actual and perceived conflicts of interests with its clients as well as the laws relating to insider trading, the Firm has adopted a strict personal securities transactions policy. This Policy governs any investment by an “Access Person” in securities, including any interest or instrument commonly known as a security, including stocks, bonds, options, warrants, financial commodities, futures, other derivative products and interests in privately placed offerings, limited partnerships and other entities. The following Supervised Persons are “Access Persons”:

•	all of the members, directors, officers and partners of the Firm and

•	any Supervised Person:

•	who has access to non-public information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund; or

•	who is involved in making investment or securities recommendations to clients, or who has access to such recommendations that are non-public.

Except as otherwise noted, the Firm’s restrictions on personal investment transactions apply to all Access Persons.

(a)	General Principles Regarding Securities Transactions of Access Persons

No Access Person may purchase or sell, directly or indirectly, for his or her own account, or any account in which he or she may have a beneficial interest:1

•	Any security (or related option or warrant) that to his or her knowledge the Firm is buying or selling for clients, until such buying or selling is completed or canceled; or

•	Any security (or related option or warrant) that to his or her knowledge is under active consideration for purchase or sale by the Firm for its clients.

(b)	Pre-clearance Procedures

Each Access Person must obtain pre-clearance for any personal investment transaction in (1) any U.S. initial public offering and (2) any security sold in the United States in reliance on the private placement exemptions in Section 4(2) of the Securities Act or Regulation D thereunder (together, a “Pre-clearance Security”).

An Access Person must obtain pre-clearance for all Pre-clearance Securities transactions, including the writing of an option to purchase or sell a Pre-clearance Security, by completing and signing the Request for Prior Approval of Personal Investment Transactions Form provided for that purpose by the Firm and by obtaining the signature or written consent (by email) of the GC- CCO. An Access Person will be required to make certain certifications each time he or she trades a Pre-clearance Security, including that he or she has no knowledge that would violate the General Principles set forth above. A sample copy of the Request for Prior Approval of Personal Investment Transactions Form is attached as Exhibit A-1 to the Manual.

Pre-clearance will be given on the day an Access Person requests it under normal circumstances. An Access Person must complete an approved securities transaction by the end of the business week in which he or she obtains the approval.2 If the transaction is not completed within this time period, such Access Person must obtain a new pre-clearance, including one for any uncompleted portion of the transaction.

[1]	The term “beneficial interest” is defined by the rules of the SEC. Generally, under the SEC rules, a person is regarded as having a beneficial interest in securities held in the name of: a husband, wife, spousal equivalent, or a minor child; a relative sharing the same house; anyone else, if the Access Person obtains benefits substantially equivalent to ownership of the securities, can obtain ownership of the securities immediately or at some future time or can vote or dispose of the securities.

If an Access Person acts as a fiduciary with respect to funds and accounts managed outside of the Firm (for example, if the Access Person acts as the executor of an estate for which he or she makes investment decisions), he or she will have a beneficial interest in the assets of that fund or account. Accordingly, any securities transactions an Access Person makes on behalf of that fund or account will be subject to the general trading restrictions set forth herein. An Access Person should review the restrictions on his or her availability to act as a fiduciary outside of the Firm set forth in Chapter VI.

[2]	For example: assuming a regular business week, whether an Access Person obtains approval on Monday or Wednesday, he or she has until the close of business on that Friday to execute the transaction.

Post-transaction approval is not permitted. If the Firm determines that an Access Person completed a trade before approval or after the clearance expires, such Access Person will be considered to be in violation of this Code of Ethics. After the first such violation, the Access Person will typically receive a warning. Upon the second such violation, a 30-day trading suspension will typically be imposed on the Access Person’s personal trading privileges. If any additional violations occur, the sanctions to be imposed will be determined by the GC-CCO and others as considered necessary at that time.

(c)	Trading Restrictions

In addition to the more general restrictions discussed above, the Firm has adopted other restrictions on personal investment transactions.

•	No Access Person may:

o	Purchase or sell, directly or indirectly, for his or her own account or for any account in which he or she may have a beneficial interest, any security that is subject to a Firm-Wide Restriction because of, for example, the possession of material non-public information.

o	Enter into a short sale transaction or purchase a put option on any security of an issuer for which a position is held long by a Fund.

o	Purchase or sell any security (whether debt or equity) for his or her own account, or any account in which he or she may have a beneficial interest issued by a company whose securities has been bought or sold on behalf of any Advisory Client or Fund. Violation of this prohibition will require reversal of the transaction at the discretion of GC-CCO.

(d)	Securities or Transactions Not Subject to Certain Personal Investment Transaction Policies

The following securities and any associated transactions are exempt from the reporting requirements (“Exempt Securities”):

•	Direct Obligations of the U.S. Government (i.e., treasury securities).

•	Bank Certificates of Deposit.

•	Bankers’ Acceptances.

•	Commercial Paper.

•	Investment grade short-term debt obligations, including repurchase agreements.

•	Shares issued by money market funds.

•	Shares issued by open-end investment companies (i.e., mutual funds).

•	Shares issued by unit investments trusts that are invested exclusively in one or more open-end funds.

•	Securities purchased through an automatic dividend reinvestment plan.

(e)	Reporting of Transactions

(i)	Quarterly Personal Securities Transactions Reports

All Access Persons must file with the GC-CCO a Personal Securities Transactions Report by the 30th day of January, April, July and October or, if that day is not a business day, then the first business day thereafter. In each Personal Securities Transactions Report, the Access Person must report all personal investment transactions in which he or she has a beneficial interest and which were transacted during the quarter other than those in Exempt Securities.

Every Access Person must file a Personal Securities Transactions Report when due even if such person made no purchases or sales of securities during the period covered by the report. An Access Person is charged with the responsibility for making the Personal Securities Transactions Reports. Any effort by the GC-CCO to facilitate the reporting process does not change or alter that responsibility. The Personal Securities Transactions Report must be filed for each Reportable Security in which an Access Person has direct or indirect beneficial ownership and must contain requisite information as set forth on the form provided by the Firm. A sample of the Firm’s form as of this date is attached as Exhibit A-2 to the Manual. Since the form may change over time, an Access Person should ask the GC-CCO for a copy of the current form.

In lieu of filing such a Personal Securities Transactions Report, an Access Person may arrange for all the brokerage firms at which the Access Person maintains an account in which he or she has a beneficial interest to link up in to the Firm’s online personal trading surveillance application Schwab Compliance Technologies (f/k/a Compliance 11) or arrange to supply to the Firm, on a timely basis, duplicate copies of trade confirmations and copies of periodic broker account statements which state the name of his or her account and account number. To maximize the protection of his or her privacy, an Access Person should direct his or her brokers to send this information to: SKY Harbor Capital Management, LLC, 20 Horseneck Lane, Greenwich, CT 06830, ATTN: Chief Compliance Officer. Any securities transactions (other than those in Exempt Securities) that are not reported on such account statements must be reported on a Personal Securities Transactions Report.

An Access Person should provide a list using the form attached as Exhibit A-3 to the Manual of all of his or her brokerage accounts to the GC-CCO. An Access Person is responsible for updating this form within 30 days of opening a new brokerage account.

(ii)	Certain Exceptions

Quarterly Reports need not be filed with respect to:

1.	Transactions in an account over which the Access Person has no direct or indirect influence or control (i.e., those done through a managed account or blind trust);

2.	Transactions effected pursuant to an “automatic investment plan”;

3.	Transactions linked to Schwab Compliance Technologies; and

4.	Transactions that are reported on broker trade confirmations or account statements that are provided to the Firm no later than 30 days after the end of the applicable calendar quarter.

An “automatic investment plan” is a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

(iii)	Annual Holdings Report

All Access Persons should also complete an annual holdings report along with the Personal Securities Transactions Report due by the 30th day of January (the “Annual Holdings Report”). This Annual Holdings Report must include a listing of all securities in which an Access Person has a beneficial interest as of the 45 days preceding the filing date of the report, other than Exempt Securities. New Access Persons must provide an Annual Holdings Report within 10 business days of the commencement of such person’s employment or becoming classified an Access Person. A sample of the Firm’s form is attached as Exhibit A-4 to the Manual.

Access Persons who have signed on to Schwab Compliance Technologies are not required to complete the Annual Holdings Report, but are required to acknowledge and respond to the annual Personal Brokerage Account Disclosure sent to all employees through Schwab Compliance Technologies.